Attachment A

MATTEL, INC. AND SUBSIDIARIES | EXHIBIT VII

SUPPLEMENTAL FINANCIAL INFORMATION (Unaudited)[1]
RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

(In millions, except per share and percentage information)	For the Three Months Ended June 30, 2018	For the Three Months Ended June 30, 2017[2]	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2017[2]
~~Net Sales~~				
~~Net Sales, As Reported~~	~~$ 840.7~~	~~$ 971.5~~	~~$ 1,549.1~~	~~$ 1,710.1~~
~~Adjustments:~~				
~~Toys "R" Us Net Sales Reversal[3]~~			~~29.5~~	
~~Net Sales, As Adjusted~~	~~$ 840.7~~	~~$ 971.5~~	~~$ 1,578.6~~	~~$ 1,710.1~~
Gross Profit				
Gross Profit, As Reported	$ 253.2	$ 399.7	$ 472.1	$ 678.5
Gross Margin	*30.1%*	*41.0%*	*30.5%*	*39.7%*
Adjustments:				
~~Toys "R" Us Net Sales Reversal[3]~~	~~-~~	~~-~~	~~29.5~~	~~-~~
Asset Impairments	2.8	-	5.8	-
Gross Profit, As Adjusted	$ 256.0	$ 399.7	$ ~~507.4~~ 477.9	$ 678.5
Adjusted Gross Margin	*30.4%*	*41.0%*	~~32.1~~ *30.8%*	*39.7%*
Other Selling and Administrative Expenses				
Other Selling and Administrative Expenses, As Reported	$ 360.0	$ 353.2	$ 784.6	$ 684.0
% of Net Sales	*42.8%*	*36.2%*	*50.6%*	*40.0%*
Adjustments:				
~~Toys "R" Us Bad Debt Expense, Net[3]~~	~~7.0~~		~~(50.3)~~	
Asset Impairments	(4.3)	-	(6.1)	-
Non-recurring Executive Compensation	-	(2.8)	(1.0)	(4.7)
Severance and Restructuring Expenses	(47.8)	(5.8)	(72.7)	(8.8)
Sale of Assets	-	-	1.4	-
Other Selling and Administrative Expenses, As Adjusted	$ ~~314.9~~ 307.9	$ 344.6	$ ~~655.9~~ 706.2	$ 670.5
% of Net Sales	~~37.5~~ *36.6%*	*35.4%*	~~41.6~~ *45.6%*	*39.2%*
Operating Loss				
Operating Loss, As Reported	$ (189.2)	$ (49.0)	$ (465.8)	$ (174.6)
Adjustments:				
~~Toys "R" Us Net Sales Reversal & Bad Debt Expense, Net[3]~~	~~(7.0)~~	~~-~~	~~29.8~~	~~-~~
Asset Impairments	7.1	-	11.9	-
Non-recurring Executive Compensation	-	2.8	1.0	4.7
Severance and Restructuring Expenses	47.8	5.8	72.7	8.8
Sale of Assets	-	-	(1.4)	-
Operating Loss, As Adjusted	$ ~~(141.3)~~ (134.3)	$ (40.4)	$ ~~(301.8)~~ (381.6)	$ (161.1)
Other Information				
Toys "R" Us Net Sales Reversal[3]	$ -	$ -	$ 29.5	$ -
Toys "R" Us Bad Debt Expense, Net[3]	$ 7.0	$ -	$ (50.3)	$ -

[1] Amounts may not foot due to rounding.

[2] Other selling and administrative expenses, operating loss, and other non-operating expense, net have been retrospectively restated to reflect the adoption of Accounting Standards Update 2017-07, *Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.*

[3] As a result of the Toys "R" Us liquidation, Mattel reversed Net Sales for the estimated uncollectible portion of its outstanding receivables originating from first quarter 2018 sales. As such, Gross Profit, As Reported includes the Cost of Sales for the inventory sold to Toys "R" Us but excludes the corresponding Net Sales. Additionally, Mattel recorded Bad Debt Expense, Net for the estimated uncollectible portion of its outstanding receivables, net of recoveries. ~~Refer to Non-GAAP Financial Measures for more information.~~

Attachment A

MATTEL, INC. AND SUBSIDIARIES — EXHIBIT VII

SUPPLEMENTAL FINANCIAL INFORMATION (Unaudited)[1]
RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

(In millions, except per share and percentage information)	For the Three Months Ended June 30, 2018	For the Three Months Ended June 30, 2017[2]	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2017[2]
Earnings Per Share				
Net Loss Per Common Share, As Reported	$ (0.70)	$ (0.16)	$ (1.60)	$ (0.49)
Adjustments:				
~~Toys "R" Us Net Sales Reversal & Bad Debt Expense, Net[3]~~	~~(0.02)~~	~~-~~	~~0.23~~	~~-~~
Asset Impairments	0.02	-	0.03	-
Non-recurring Executive Compensation	-	0.01	-	0.01
Severance and Restructuring Expenses	0.14	0.02	0.21	0.03
Tax Effect of Adjustments[4]	-	(0.01)	(0.03)	(0.01)
Net Loss Per Common Share, As Adjusted	$ ~~(0.56)~~ (0.54)	$ (0.14)	$ ~~(1.16)~~ (1.39)	$ (0.46)
EBITDA and Adjusted EBITDA				
Net Loss, As Reported	$ (240.9)	$ (56.1)	$ (552.2)	$ (169.3)
Adjustments:				
Interest expense	43.5	21.9	84.5	43.9
Provision (benefit) for Income Taxes	6.9	(17.6)	4.3	(50.1)
Depreciation	58.9	58.9	117.4	118.2
Amortization	9.5	5.5	19.7	10.7
EBITDA	(122.1)	12.5	(326.2)	(46.6)
Adjustments:				
~~Toys "R" Us Net Sales Reversal & Bad Debt Expense, Net[3]~~	~~(7.0)~~	~~-~~	~~79.8~~	~~-~~
Asset Impairments	7.1	-	11.9	-
Shared-based compensation	8.0	17.9	22.4	30.6
Severance and Restructuring Expenses	47.8	5.8	72.7	8.8
Sale of Assets	-	-	(1.4)	-
Adjusted EBITDA	$ ~~(66.2)~~ (59.2)	$ 36.2	$ ~~(140.8)~~ (220.6)	$ (7.2)

[1] Amounts may not foot due to rounding.

[2] Other selling and administrative expenses, operating loss, and other non-operating expense, net have been retrospectively restated to reflect the adoption of Accounting Standards Update 2017-07, *Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.*

~~[3] As a result of the Toys "R" Us liquidation, Mattel reversed Net Sales for the estimated uncollectible portion of its outstanding receivables originating from first quarter 2018 sales. As such, Gross Profit, As Reported includes the Cost of Sales for the inventory sold to Toys "R" Us but excludes the corresponding Net Sales. Additionally, Mattel recorded Bad Debt Expense, Net for the estimated uncollectible portion of its outstanding receivables, net of recoveries. Refer to Non-GAAP Financial Measures for more information.~~

[4] The aggregate tax effect of the adjustments is calculated by tax effecting the adjustments by the current effective tax rate, and dividing by the reported weighted average number of common and potential common shares. For the three and six months ended June 30, 2018, adjustments for the U.S. and certain International affiliates were not tax effected because of the valuation allowance on deferred tax assets.